

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

Jared Kaplan
Chief Executive Officer
OppFi Inc.
130 E. Randolph Street, Suite 3400
Chicago, Illinois 60601

  Re: OppFi Inc.
   Registration Statement on For S-1
   Filed August 11, 2021
   File No. 333-258698

Dear Mr. Kaplan:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Livingston at 202-551-3448 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance